Exhibit 99.9

CONSENT OF DIRECTOR NOMINEE

Alberton Acquisition Corporation. (the “Company”) has filed a Proxy Statement/Registration Statement on Form S-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named and described as a nominee to the board of directors of the Company immediately following the consummation of the Business Combination in such Registration Statement, as may be amended from time to time and to the filing or attachment of this consent with such Registration Statement and any amendment or supplement thereto.

Dated: February 10, 2021

/s/ Lei (Stacy) Zhang
Lei (Stacy) Zhang